FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 27, 2010

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled,” AUO Reports 3Q2010 Financial Results”, dated October 27, 2010.
2.	Investor Conference Materials entitled, “AU Optronics Corp. Third Quarter 2010 Results”, dated October 27, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: October 27, 2010	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports 3Q2010 Financial Results

Issued by: AU Optronics Corp.
Issued on: Oct. 27, 2010

Hsinchu, Taiwan, Oct. 27, 2010 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investors conference and announced its unaudited results for the third quarter of 2010(1).

AUO posted consolidated revenue of NT$124,403 million (approximately US$3,989 million) (2), down 3.3% from the previous quarter. Gross profit stood at NT$6,241 million (approximately US$200 million), with the gross margin of 5.0%. Operating profit arrived at NT$232 million (approximately US$7 million), with the operating margin of 0.2%. AUO’s net income for the third quarter came in at NT$227 million (approximately US$7 million) after tax. Net Income attributable to equity holders of the parent company was NT$98 million (approximately US$3 million), with basic EPS of NT$0.01 per common share (US$0.004 per ADR).

For the first nine months of 2010, AUO reported consolidated revenues of NT$364,553 million (approximately US$11,688 million), with net income of NT$18,747 million (US$601 million) after tax or basic EPS of NT$2.06 per common share (US$0.66 per ADR).

3Q2010 Result Highlights

AUO reported the following unaudited consolidated highlighted results for the third quarter of 2010:

•	Revenue of NT$124,403 million, down 3.3% quarter-over-quarter
•	Net income of NT$227 million
•	Basic EPS of NT$0.01 per common share
•	Gross margin of 5.0%
•	Operating margin of 0.2%
•	EBITDA (3) margin of 18.1%

For the third quarter, AUO’s large-sized panels exceeded 28.67 million units, down 3.2% quarter-over-quarter but up 7.4% year-over-year. Shipments of small- and medium-sized panels reached around 55.59 million units, up 0.3% quarter-over-quarter but down 14.2% year-over-year. For the first nine months of 2010, AUO’s large-sized panels totaled about 85.52 million units and small- and medium-sized panels topped 168 million units.

“In the third quarter of 2010, the panel industry witnessed inventory adjustments by the customers and the lower-than-expected panel prices. However, thanks to the dual strategy for product value optimization and product portfolio adjustments, our average selling price per square meter dropped by merely 6.5% from the previous quarter, “ said Mr. Andy Yang, Chief Financial Officer of AUO. “As such, our company is able to remain operating margin positive for this quarter, and continue to sustain comparative advantage in terms of EBITDA margin. On the other hand, we also proactively adjusted our capacity utilization rates, so that our inventory turnover days improved from 43 days last quarter to 40 days at the end of the third quarter.”

Looking into the fourth quarter, AUO will continuously adjust its capacity utilization rates based on market demands. We hope to continuously provide high value-added products and innovative R&D and technology. Through these efforts, we hope to enhance our capacity values, strengthen the long-term customer relations, and achieve better synergies in the alliances with customers.

(1) All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”)
(2) Amounts converted by an exchange rate of NTD31.19:USD1 based on Federal Reserve Bank of New York, USA as of Sep. 30, 2010.
(3) EBITDA=Operating Income +D&A, that is, operating income before depreciation and amortization.

#                      #                      #

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is a global leader of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers with a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.2 inches to greater than 65 inches. AUO generated NT$359.3 billion (US$11.2 billion) in sales revenue* in 2009 with global operations in Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO extended its market to the green energy industry in late 2008. The Display and Solar businesses were established respectively as the Company’s two core businesses in October, 2010. For more information, please visit AUO.com.

* 2009 year end revenue converted at an exchange rate of NTD31.95:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on May 11th, 2010.

For more information, please contact:
Freda Lee Corporate Communications Division AU Optronics Corp. Tel: +886-3-5008800 ext 3206 Fax: +886-3-5772730 Email: freda.lee@auo.com	Yawen Hsiao Corporate Communications Division AU Optronics Corp. +886-3-5008800 ext 3211 +886-3-5772730 yawen.hsiao@auo.com

Item 2

                               AU Optronics Corp.
                 Third Quarter 2010 Results Investor Conference

                                  Oct 27, 2010

                                                AUO Proprietary and Confidential

                               Safe Harbor Notice

[]   The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United
     States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

[]   Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

[]   In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of
     China ("ROC GAAP"). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP").

[]   Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

[]   Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU Optronics' Annual Report on Form 20-F with respect to the year ended
     December, 2009 filed with the United States Securities and Exchange
     Commission.

Consolidated Income Statement

Amount : NT$ Million Except Per Share Data

	3Q'10		2Q'10		QoQ %	3Q'09	
Net Sales	**124,403**	100.0%	**128,586**	100.0%	*(3.3%)*	**111,243**	100.0%
Cost of Goods Sold	(118,162)	(95.0%)	(108,262)	(84.2%)	*9.1%*	(98,194)	(88.3%)
Gross Profit	**6,241**	**5.0%**	**20,324**	**15.8%**	***(69.3%)***	**13,049**	**11.7%**
Operating Expenses	(6,009)	(4.8%)	(7,110)	(5.5%)	*(15.5%)*	(5,497)	(4.9%)
Operating Income	**232**	**0.2%**	**13,215**	**10.3%**	***(98.2%)***	**7,551**	**6.8%**
Net Non-operating Expenses	(253)	(0.2%)	(898)	(0.7%)	*(71.8%)*	(299)	(0.3%)
Income (Loss) before Tax	**(20)**	**(0.0%)**	**12,317**	**9.6%**	–	**7,252**	**6.5%**
Net Income	**227**	**0.2%**	**11,246**	**8.7%**	***(98.0%)***	**7,420**	**6.7%**
Attributable to:							
Equity holders of the parent company	98	0.1%	10,957	8.5%	*(99.1%)*	7,299	6.6%
Minority interest	129	0.1%	289	0.2%	*(55.4%)*	121	0.1%
Net Income	**227**	**0.2%**	**11,246**	**8.7%**	***(98.0%)***	**7,420**	**6.7%**
Basic EPS (NT$)[a]	**0.01**		**1.24**		***(99.1%)***	**0.84**	
Operating Income + D&A	**22,495**	**18.1%**	**35,354**	**27.5%**	***(36.4%)***	**30,985**	**27.9%**
Unit Shipments (mn)[b]							
Large Size Panels	**28.7**		**29.6**		***(3.2%)***	**26.7**	
Small & Medium Size Panels	**55.6**		**55.4**		***0.3%***	**64.8**	

– Unaudited, prepared by AUO on a consolidated basis

(a) Basic EPS was calculated based on the total weighted average outstanding shares of each quarter (8,827m shares in 3Q10 and 2Q10, and 8,787m shares in 3Q09) by retroactively adjusting to stock dividend and stock bonus

(b) Large size refers to panels that are 10 inches and above

3

Consolidated Balance Sheet Highlights

Amount : NT$ Million

	3Q'10	2Q'10	QoQ %	3Q'09
Cash & ST Investment	85,173	90,264	*(5.6%)*	58,818
Inventory	49,917	53,880	*(7.4%)*	42,590
Short Term Debt[a]	48,866	47,504	*2.9%*	51,628
Long Term Debt	118,868	130,376	*(8.8%)*	124,104
Equity	293,917	293,005	*0.3%*	286,723
Total Assets	641,004	645,560	*(0.7%)*	612,830
Inventory Turnover (Days)[b]	**40**	**43**		**35**
Debt to Equity	**57.1%**	**60.7%**		**61.3%**
Net Debt to Equity	**28.1%**	**29.9%**		**40.8%**

– Unaudited, prepared by AUO on a consolidated basis

(a) Short term debt refers to all interest bearing debt maturing within one year

(b) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

4

                       Consolidated Cash Flow Highlights

Amount : NT$ Million

                                3Q'10     2Q'10     QoQ
                                --------- --------- --------
From Operating Activities         31,503    32,013     (510)
  Net Income                         227    11,246  (11,019)
  Depreciation and Amortization   22,262    22,139       123
  Net Change in Working Capital    9,563    (2,035)  11,598
=============================== ========= ========= ========
From Investing Activities       (19,369)  (16,288)   (3,081)
 Capital Expenditure            (18,323)  (15,894)   (2,429)
=============================== ========= ========= ========
From Financing Activities       (15,222)  (12,314)   (2,909)
  Net Change in Debt            (15,523)  (14,732)     (791)
=============================== ========= ========= ========
Net Change in Cash(a)           (5,091)    2,015   (7,107)

--   Unaudited, prepared by AUO on a consolidated basis

(a)  In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries

Consolidated Revenues by Application

[GRAPHIC OMITTED]

--   Unaudited, prepared by AUO on a consolidated basis

Large Panel -- ASP by Unit

[GRAPHIC OMITTED]

--   Unaudited, prepared by AUO on a consolidated basis

--   Large size refers to panels that are 10 inches and above

--   Blended ASP in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance of
     each respective quarter

                     Consolidated Shipments and ASP by Area

[GRAPHIC OMITTED]

--   Unaudited, prepared by AUO on a consolidated basis

--   ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of
     Finance of each respective quarter

Consolidated Small & Medium Panel Shipments & Revenues



Unit (mn)
Shipments
80
60
40
20
0
64.8
60.1
57.0
55.4
55.6
3Q09
4Q09
1Q10
2Q10
3Q10



(NT$mn)
Revenues
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$9,699
$10,567
$8,631
$10,150
$12,922
3Q09
4Q09
1Q10
2Q10
3Q10

– Unaudited, prepared by AUO on a consolidated basis
– Small & Medium size refers to panels that are under 10 inches

9

Capacity by Fab

Fab	9/2010 Capacity	12/2010 (F) Capacity	Major Products	
L3 (G3.5)	130,000	130,000	Small/Medium	
L3 (G3.5)	LTPS 20,000	LTPS 20,000	Small/Medium	
L4 (G4.0)	60,000	60,000	Small/Medium	
L4 (G4.5)	LTPS 45,000	LTPS 45,000	NB	
L5 (G5.0)	310,000	310,000	NB, Monitor	
L6 (G6.0)	240,000	240,000	Monitor, TV, Public Info Display	
L7 (G7.5)	135,000	135,000	Monitor, TV, Public Info Display	
L8 (G8.5)	40,000	40,000	TV, Public Info Display	

– Capacity based on monthly glass substrate input

10

www.auo.com
                                   ir@auo.com

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
September 30, 2010 and 2009
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	September 30, 2010			September 30, 2009		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,731	85,173	13.3	58,607	9.6	26,566	45.3
Available-for-Sale Financial Assets - Current	0	0	0.0	211	0.0	(211)	(100.0)
Notes & Accounts Receivables	2,409	75,142	11.7	66,452	10.8	8,691	13.1
Other Current Financial Assets	58	1,800	0.3	2,118	0.3	(318)	(15.0)
Inventories	1,600	49,917	7.8	42,590	6.9	7,327	17.2
Other Current Assets	296	9,247	1.4	6,383	1.0	2,864	44.9
Total Current Assets	7,095	221,279	34.5	176,360	28.8	44,919	25.5

Long-term Investments	530	16,546	2.6	11,273	1.8	5,272	46.8

Fixed Assets	27,494	857,529	133.8	776,308	126.7	81,221	10.5
Less: Accumulated Depreciation	(15,305)	(477,357)	(74.5)	(375,238)	(61.2)	(102,119)	27.2
Net Fixed Assets	12,189	380,172	59.3	401,070	65.4	(20,898)	(5.2)

Other Assets	738	23,007	3.6	24,127	3.9	(1,120)	(4.6)
Total Assets	20,552	641,004	100.0	612,830	100.0	28,173	4.6

LIABILITIES
Short-term Borrowings	58	1,819	0.3	4,715	0.8	(2,895)	(61.4)
Accounts Payable	3,498	109,106	17.0	93,864	15.3	15,243	16.2
Current Installments of Long-term Borrowings	1,508	47,046	7.3	46,914	7.7	133	0.3
Current Financial Liabilities	17	521	0.1	297	0.0	225	75.8
Accrued Expense & Other Current Liabilities	1,258	39,230	6.1	18,352	3.0	20,878	113.8
Machinery and Equipment Payable	598	18,638	2.9	23,674	3.9	(5,036)	(21.3)
Total Current Liabilities	6,937	216,361	33.8	187,815	30.6	28,546	15.2

Long-term Borrowings	3,696	115,278	18.0	114,416	18.7	862	0.8
Bonds Payable	115	3,590	0.6	9,688	1.6	(6,098)	(62.9)
Non Current Financial Liabilities	17	528	0.1	633	0.1	(105)	(16.6)
Other Long-term Liabilities	363	11,330	1.8	13,555	2.2	(2,225)	(16.4)
Total Long-term Liabilities	4,191	130,725	20.4	138,292	22.6	(7,567)	(5.5)

Total Liabilities	11,128	347,086	54.1	326,107	53.2	20,979	6.4

SHAREHOLDERS' EQUITY
Common Stock	2,830	88,270	13.8	88,270	14.4	0	0.0
Capital Surplus	3,723	116,109	18.1	115,301	18.8	808	0.7
Retained Earnings	2,366	73,787	11.5	65,045	10.6	8,742	13.4
Cumulative Translation Adjustments	55	1,723	0.3	1,848	0.3	(125)	(6.7)
Unrealized Gain on Financial Products	24	737	0.1	335	0.1	401	119.7
Net loss not recognized as pension cost	0	0	0.0	(40)	0.0	40	(100.0)
Minority Interest	426	13,291	2.1	15,963	2.6	(2,672)	(16.7)
Total Shareholders' Equity	9,423	293,917	45.9	286,723	46.8	7,194	2.5
Total Liabilities & Shareholders' Equity	20,552	641,004	100.0	612,830	100.0	28,173	4.6

Note:    (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.19 per USD as of September 30, 2010

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended September 30, 2010 and 2009 and June 30, 2010
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	3Q 2010		% of	3Q 2009	YoY	3Q 2010		% of	2Q 2010	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	3,989	124,403	100.0	111,243	11.8	3,989	124,403	100.0	128,586	(3.3)
Cost of Goods Sold	3,788	118,162	95.0	98,194	20.3	3,788	118,162	95.0	108,262	9.1
Gross Profit	200	6,241	5.0	13,049	(52.2)	200	6,241	5.0	20,324	(69.3)
Operating Expenses
SG&A	166	5,193	4.2	3,810	36.3	166	5,193	4.2	5,151	0.8
R&D	26	816	0.7	1,688	(51.7)	26	816	0.7	1,958	(58.3)
	193	6,009	4.8	5,497	9.3	193	6,009	4.8	7,110	(15.5)
Operating Income	7	232	0.2	7,551	(96.9)	7	232	0.2	13,215	(98.2)

Net Non-Operating Expense	(8)	(253)	(0.2)	(299)	(15.5)	(8)	(253)	(0.2)	(898)	(71.8)

Income (Loss) before Income Tax	(1)	(20)	(0.0)	7,252	—	(1)	(20)	(0.0)	12,317	—

Income Tax Benefit (Expense)	8	247	0.2	168	47.5	8	247	0.2	(1,071)	—
Net Income	7	227	0.2	7,420	(96.9)	7	227	0.2	11,246	(98.0)

Attributable to:
Equity Holders of The Parent Company	3	98	0.1	7,299	(98.7)	3	98	0.1	10,957	(99.1)
Minority Interest	4	129	0.1	121	6.7	4	129	0.1	289	(55.4)
Net Income	7	227	0.2	7,420	(96.9)	7	227	0.2	11,246	(98.0)

Basic Earnings Per Share	0.00	0.01		0.84		0.00	0.01		1.24
Basic Earnings Per ADR(3)	0.00	0.11		8.38		0.00	0.11		12.41
Weighted-Average Shares Outstanding ('M)		8,827		8,787			8,827		8,827

Note:    (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.19 per USD as of September 30, 2010
(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended September 30, 2010 and 2009
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	Nine Months 2010		Nine Months 2009
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Income(Loss)	601	18,747	(19,395)
Depreciation & Amortization	2,152	67,114	66,764
Investment Gain under Equity Method	(23)	(709)	(27)
Changes in Working Capital	(284)	(8,871)	(24,595)
Changes in Others	(0)	(3)	(1,179)
Net Cash Provided by Operating Activities	2,446	76,278	21,569

Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(1,828)	(57,009)	(45,365)
Proceeds from Disposal of Property, Plant and Equipment	1	40	107
Increase in Long-term Investments and AFS Investments	(39)	(1,208)	(5,666)
Proceeds from Disposal of Long-term Investments and AFS Investments	13	409	854
Decrease(Increase) in Restricted Cash in Banks	10	325	(4)
Increase in Deferred Assets and Intangible Assets	(41)	(1,272)	(861)
Increase in Other Assets	(2)	(49)	(408)
Net Cash Used in Investing Activities	(1,884)	(58,764)	(51,344)

Cash Flow from Financing Activities:
Decrease in Short-term Borrowings	(133)	(4,138)	(2,711)
Increase(Decrease) in Guarantee Deposits	5	167	(4)
Increase(Decrease) in Long-term Borrowings and Bonds Payable	(447)	(13,950)	8,396
Directors' and Supervisors' Remuneration and Employees' Compensation	0	0	(919)
Cash Dividends	0	0	(2,552)
Change in Minority Interest	105	3,288	2,429
Net Cash Provided(Used) by Financing Activities	(469)	(14,633)	4,640

Change in Consolidated Entity	(59)	(1,852)	1,025
Effect of Exchange Rate Changes on Cash	(42)	(1,300)	(718)
Net Decrease in Cash and Cash Equivalents	(9)	(271)	(24,828)
Cash and Cash Equivalents at Beginning of Period	2,739	85,443	83,435
Cash and Cash Equivalents at End of Period	2,731	85,173	58,607

Note:    (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.19 per USD as of September 30, 2010

AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
September 30, 2010 and 2009
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	September 30, 2010			September 30, 2009		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	1,939	60,468	10.7	36,879	6.8	23,589	64.0
Available-for-Sale Financial Assets - Current	0	0	0.0	211	0.0	(211)	(100.0)
Notes & Accounts Receivables	2,269	70,780	12.5	63,406	11.7	7,374	11.6
Other Current Financial Assets	45	1,392	0.2	1,209	0.2	183	15.1
Inventories	1,253	39,092	6.9	31,860	5.9	7,232	22.7
Other Current Assets	222	6,925	1.2	4,560	0.8	2,365	51.9
Total Current Assets	5,728	178,657	31.5	138,125	25.4	40,532	29.3

Long-term Investments	2,017	62,895	11.1	55,701	10.2	7,194	12.9

Fixed Assets	22,173	691,583	122.1	647,615	119.1	43,968	6.8
Less: Accumulated Depreciation	(12,480)	(389,249)	(68.7)	(318,931)	(58.6)	(70,318)	22.0
Net Fixed Assets	9,693	302,335	53.4	328,684	60.4	(26,350)	(8.0)

Other Assets	720	22,468	4.0	21,342	3.9	1,126	5.3
Total Assets	18,158	566,355	100.0	543,853	100.0	22,502	4.1

LIABILITIES
Short-term Borrowing	0	0	0.0	1,950	0.4	(1,950)	(100.0)
Accounts Payable	3,215	100,269	17.7	89,291	16.4	10,978	12.3
Current Installments of Long-term Borrowings	1,354	42,219	7.5	42,005	7.7	214	0.5
Current Financial Liabilities	9	271	0.0	32	0.0	240	759.3
Accrued Expense & Other Current Liabilities	864	26,950	4.8	13,345	2.5	13,604	101.9
Machinery and Equipment Payable	506	15,790	2.8	19,429	3.6	(3,639)	(18.7)
Total Current Liabilities	5,947	185,500	32.8	166,053	30.5	19,447	11.7

Long-term Borrowings	3,081	96,095	17.0	96,917	17.8	(822)	(0.8)
Bonds Payable	112	3,500	0.6	9,500	1.7	(6,000)	(63.2)
Non Current Financial Liabilities	16	505	0.1	621	0.1	(115)	(18.6)
Other Long-term Liabilities	4	128	0.0	2	0.0	126	6351.1
Total Long-term Liabilities	3,213	100,229	17.7	107,040	19.7	(6,811)	(6.4)

Total Liabilities	9,161	285,728	50.5	273,093	50.2	12,636	4.6

SHAREHOLDERS' EQUITY
Common Stock	2,830	88,270	15.6	88,270	16.2	0	0.0
Capital Surplus	3,723	116,109	20.5	115,301	21.2	808	0.7
Retained Earnings	2,366	73,787	13.0	65,045	12.0	8,742	13.4
Cumulative Translation Adjustments	55	1,723	0.3	1,848	0.3	(125)	(6.7)
Unrealized Gain on Financial Products	24	737	0.1	335	0.1	401	119.7
Net loss not recognized as pension cost	0	0	0.0	(40)	0.0	40	(100.0)
Total Shareholders' Equity	8,997	280,627	49.5	270,760	49.8	9,866	3.6
Total Liabilities & Shareholders' Equity	18,158	566,355	100.0	543,853	100.0	22,502	4.1

Note:    (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.19 per USD as of September 30, 2010

AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended September 30, 2010 and 2009 and June 30, 2010
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	3Q 2010		% of	3Q 2009	YoY	3Q 2010		% of	2Q 2010	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	3,813	118,930	100.0	108,200	9.9	3,813	118,930	100.0	121,924	(2.5)
Cost of Goods Sold	3,673	114,562	96.3	97,674	17.3	3,673	114,562	96.3	104,829	9.3
Gross Profit	140	4,369	3.7	10,526	(58.5)	140	4,369	3.7	17,095	(74.4)
Operating Expenses
SG&A	110	3,429	2.9	2,737	25.3	110	3,429	2.9	3,590	(4.5)
R&D	22	684	0.6	1,623	(57.9)	22	684	0.6	1,798	(62.0)
	132	4,113	3.5	4,360	(5.7)	132	4,113	3.5	5,387	(23.7)
Operating Income	8	256	0.2	6,165	(95.9)	8	256	0.2	11,708	(97.8)

Net Non-Operating Income (Expenses)	(20)	(618)	(0.5)	821	—	(20)	(618)	(0.5)	(313)	97.4

Income (Loss) before Income Tax	(12)	(362)	(0.3)	6,986	—	(12)	(362)	(0.3)	11,395	—

Income Tax benefit (Expense)	15	460	0.4	312	47.2	15	460	0.4	(438)	—
Net Income	3	98	0.1	7,299	(98.7)	3	98	0.1	10,957	(99.1)

Basic Earnings Per Share	0.00	0.01		0.84		0.00	0.01		1.24
Basic Earnings Per ADR(3)	0.00	0.11		8.38		0.00	0.11		12.41
Weighted-Average Shares Outstanding ('M)		8,827		8,787			8,827		8,827

Note:    (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.19 per USD as of September 30, 2010
(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended September 30, 2010 and 2009
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	Nine Months 2010		Nine Months 2009
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Income(Loss)	582	18,157	(19,843)
Depreciation & Amortization	1,836	57,267	58,056
Investment Gain under Equity Method	(33)	(1,031)	(3,773)
Changes in Working Capital	(406)	(12,658)	(19,691)
Changes in Others	6	177	(980)
Net Cash Provided by Operating Activities	1,985	61,913	13,768

Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(1,334)	(41,600)	(40,069)
Proceeds from Disposal of Property, Plant and Equipment	31	965	218
Increase in Long-term Investments and AFS Investments	(277)	(8,640)	(11,280)
Proceeds from Disposal of Long-term Investments and AFS Investments	0	0	1,345
Increase in Restricted Cash in Banks	(0)	(10)	(0)
Increase in Deferred Assets and Intangible Assets	(17)	(524)	(658)
Decrease(Increase) in Other Assets	(0)	(10)	93
Net Cash Used in Investing Activities	(1,597)	(49,819)	(50,351)

Cash Flow from Financing Activities:
Decrease in Short-term Borrowings	0	0	(1,750)
Increase in Guarantee Deposits	4	117	0
Increase(Decrease) in Long-term Borrowings and Bonds Payable	(296)	(9,227)	10,883
Directors' and Supervisors' Remuneration and Employees' Compensation	0	0	(919)
Cash Dividends	0	0	(2,552)
Net Cash Provided(Used) by Financing Activities	(292)	(9,110)	5,662

Effect of Exchange Rate Changes on Cash	12	370	72
Net Increase(Decrease) in Cash and Cash Equivalents	108	3,354	(30,848)
Cash and Cash Equivalents at Beginning of Period	1,831	57,114	67,727
Cash and Cash Equivalents at End of Period	1,939	60,468	36,879

Note:     (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.19 per USD as of September 30, 2010